UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 8-K

CURRENT REPORT

Pursuant to Section 13 or 15(d)

of the Securities Exchange Act of 1934

Date of Report (Date of earliest event reported): July 7, 2015 (July 2, 2015)

CENTENE CORPORATION

(Exact Name of Registrant as Specified in Charter)

Delaware	001-31826	42-1406317
(State or Other Jurisdiction of Incorporation)	(Commission File Number)	(IRS Employer Identification No.)

7700 Forsyth Blvd., St. Louis, Missouri	63105
(Address of Principal Executive Offices)	(Zip Code)

Registrant’s telephone number, including area code: (314) 725-4477

(Former Name or Former Address, if Changed Since Last Report): N/A

Check the appropriate box below if the Form 8-K filing is intended to simultaneously satisfy the filing obligation of the registrant under any of the following provisions (see General Instruction A.2. below):

☒	Written communications pursuant to Rule 425 under the Securities Act (17 CFR 230.425)

☐	Soliciting material pursuant to Rule 14a-12 under the Exchange Act (17 CFR 240.14a-12)

☐	Pre-commencement communications pursuant to Rule 14d-2(b) under the Exchange Act (17 CFR 240.14d-2(b))

☐	Pre-commencement communications pursuant to Rule 13e-4(c) under the Exchange Act (17 CFR 240.13e-4(c))

Item 1.01. Entry Into a Material Definitive Agreement.

Merger Agreement

On July 2, 2015, Centene Corporation, a Delaware corporation (“Centene” or the “Company”), Chopin Merger Sub I, Inc., a Delaware corporation and a direct wholly owned subsidiary of the Parent (“Merger Sub I”), Chopin Merger Sub II, Inc., a Delaware corporation and a direct wholly owned subsidiary of the Company (“Merger Sub II,” and together with Merger Sub I, the “Merger Subs”), and Health Net, Inc., a Delaware corporation (“Health Net”), entered into an Agreement and Plan of Merger (the “Merger Agreement”), providing for the acquisition of Health Net by the Company. Subject to the terms and conditions of the Merger Agreement, (a) Merger Sub I will merge with and into Health Net (the “Merger”), with Health Net surviving as the surviving corporation (the “Surviving Corporation”), and (b) if the 368 Opinion (as defined in the Merger Agreement) is delivered in accordance with the terms of the Merger Agreement, the Surviving Corporation will merge with and into Merger Sub II (the “Second Merger,” and together with the Merger, the “Mergers”), with Merger Sub II continuing as the Surviving Corporation.

At the effective time of the Merger, each share of Health Net common stock, par value $0.001 per share (“Health Net Common Stock”), issued and outstanding immediately prior to the effective time (other than shares owned by (i) the Company, Health Net, Merger Sub I, or Merger Sub II (which will be cancelled), (ii) shares relating to Health Net stock options, Health Net restricted stock units and Health Net performance share awards, or (iii) stockholders who have properly exercised and perfected appraisal rights under Delaware law) will be converted into the right to receive (x) $28.25 in cash, without interest, and (y) 0.622 shares of Company common stock, par value $0.001 per share (“Company Common Stock”) (together, the “Merger Consideration”). No fractional shares of Company Common Stock will be issued in the Merger, and Health Net’s stockholders will receive cash in lieu of fractional shares, if any, of Company Common Stock.

Subject to the terms of the Merger Agreement, at the effective time of the Merger, each option to purchase Health Net Common Stock that is outstanding and unexercised as of immediately prior to the effective time of the Merger, whether or not then vested or exercisable, shall be cancelled and automatically converted into the right to receive the Merger Consideration less the applicable exercise price of such Health Net stock option and applicable withholding taxes. Subject to the terms of the Merger Agreement, at the effective time of the Merger, each Health Net restricted stock unit and Health Net performance share award that is outstanding immediately prior to the effective time of the Merger and either (i) is vested as of immediately prior to the effective time of the Merger in accordance with the vesting schedule contained therein as in effect on the date of the Merger Agreement or (ii) becomes vested solely as a result of the consummation of the transactions contemplated by the Merger Agreement as a result of a non-discretionary vesting acceleration provision contained therein as of the date of the Merger Agreement shall be cancelled and automatically converted into the right to receive the Merger Consideration. Each other Health Net restricted stock unit or performance share award shall continue to have, and be subject to, the same terms and conditions (including the vesting schedule) as were applicable to such award immediately prior to the effective time of the Merger, except that each such award will relate to shares of Company Common Stock rather than shares of Health Net Common Stock on an as-converted basis.

Each of the Company, the Merger Subs, and Health Net has made customary representations and warranties and covenants in the Merger Agreement, including covenants regarding the conduct of their respective businesses prior to the closing of the Mergers, and covenants prohibiting each of the Company and Health Net from soliciting alternative acquisition proposals and providing information to or engaging in discussions with third parties, except in limited circumstances as provided in the Merger Agreement. In addition, the parties have agreed to use their respective reasonable best efforts to do all things necessary, proper or advisable to consummate the Merger, including obtaining all necessary approvals and consents, subject to certain limitations as provided in the Merger Agreement.

The Merger is subject to various closing conditions, including but not limited to (i) approval of the Merger Agreement by the holders of a majority of the outstanding shares of Health Net Common Stock, (ii) approval of the issuance of Centene Common Stock in the Merger by the holders of a majority of the votes cast by the Centene stockholders at a special meeting of Centene’s stockholders, (iii) the expiration or earlier termination of the waiting period under the Hart-Scott-Rodino Antitrust Improvements Act of 1976, as amended (the “HSR Act”), and certain filings or consents required for the consummation of the Merger and the other transactions under applicable state insurance and health care regulatory laws having been made or obtained, (iv) the absence of any law or order prohibiting the Merger or the issuance of the Company Common Stock, (v) approval for listing, on the NYSE, of the issuance of the Company Common Stock and issuance of shares of Company Common Stock upon conversion of any instruments exchangeable or convertible thereto and (vi) the Company’s registration statement on Form S-4 shall have become effective under the Securities Act of 1933, as amended, and shall not be the subject of any stop order or proceedings seeking a stop order.

The Merger Agreement contains certain termination rights for both the Company and Health Net, including (i) if the Merger is not consummated by July 2, 2016 (the “Outside Date”), (ii) if any governmental entity of competent jurisdiction issues an order permanently restraining, enjoining or otherwise prohibiting the Mergers and such order is final and non-appealable, (iii) if the Company’s or Health Net’s stockholders fail to approve the transaction, (iv) upon a material uncured breach by the other party that would result in a failure of the conditions to the Closing, (v) if the other party’s board of directors makes an Adverse Recommendation Change (as defined in the Merger Agreement), or fails to reaffirm its recommendation following receipt of an acquisition proposal or (vi) if either party terminates the Merger Agreement in favor of a superior proposal.

The Merger Agreement further provides that (i) Centene may be required to pay Health Net a termination fee equal to (A) $101 million if either party terminates the Merger Agreement due to failure to obtain the approval of Centene stockholders, (B) $367 million (less the $101 million paid pursuant to clause (i)(A) above, if paid) if the Merger Agreement is terminated (1) by either party due to failure to obtain the approval of Centene stockholders or (2) by Health Net due to Centene’s willful and material breach of the Merger Agreement, if a takeover proposal has been publicly disclosed, announced or otherwise made public and, at the time of such termination, has not been withdrawn and remains outstanding and within nine months of such termination Centene enters into an alternative transaction that is subsequently consummated or consummates an alternative transaction, (C) $250 million if either party terminates the Merger Agreement at the Outside Date and the expiration or termination of the waiting period under the HSR Act has not occurred and all other closing conditions have been satisfied (subject to certain limited exceptions set forth in the Merger Agreement) or if an order that relates to applicable U.S. federal antitrust laws has been issued that permanently enjoins or prohibits the Merger, (D) $302 million if the Merger Agreement is terminated on or prior to 5:30 PM on August 17, 2015 (the “Applicable Time”) or $367 million if the Merger Agreement is terminated after the Applicable Time, in each case, (1) by Health Net following an adverse recommendation change of Centene’s Board of Directors in respect of a superior proposal, (2) by Health Net due to Centene’s willful breach of its obligations not to solicit alternative transaction proposals or (3) by Centene to enter into an agreement in respect of a superior proposal and (E) $402 million if the Merger Agreement is terminated by Health Net due to Centene’s Board of Directors effecting an adverse recommendation change in response to a Parent Intervening Event (as defined in the Merger Agreement) and (ii) Health Net may be required to pay Centene a termination fee equal to (A) $63 million if either party terminates the Merger Agreement due to failure to obtain the approval of the Health Net stockholders, (B) $229 million (less the $63 million paid pursuant to clause (ii)(A) above, if paid) if the Merger Agreement is terminated (1) by either party due to failure to obtain the approval of Health Net stockholders or (2) by Centene due to Health Net’s willful and material breach of the Merger Agreement, if a takeover proposal has been publicly disclosed, announced or otherwise made public and, at the time of such termination, has not been withdrawn and remains outstanding and within nine months of such termination Health Net enters into an alternative transaction that is subsequently consummated or consummates an alternative transaction, (C) $188 million if the Merger Agreement is terminated on or prior to the Applicable Time or $229 million if the Merger Agreement is terminated after the Applicable Time, in each case, (1) by Centene following an adverse recommendation change of Health Net’s Board of Directors in respect of a superior proposal, (2) by Centene due to Health Net’s willful breach of its obligations not to solicit alternative transaction proposals or (3) by Health Net to enter into an agreement in respect of a superior proposal and (D) $251 million if the Merger Agreement is terminated by Centene due to Health Net’s Board of Directors effecting an adverse recommendation change in response to a Company Intervening Event (as defined in the Merger Agreement).

The Merger Agreement is attached hereto as Exhibit 2.1 and is incorporated into this Item 1.01 by reference. The foregoing summary does not purport to be complete and has been included to provide investors and security holders with information regarding the terms of the Merger Agreement and is qualified in its entirety by the terms and conditions of the Merger Agreement. It is not intended to provide any other factual information about the

Company, the Merger Subs, Health Net or their respective subsidiaries and affiliates. The Merger Agreement contains representations and warranties by each of the parties to the Merger Agreement, which were made only for purposes of the Merger Agreement and as of specified dates. The representations, warranties and covenants were made solely for the benefit of the parties to the Merger Agreement; may be subject to limitations agreed upon by the contracting parties, including being qualified by confidential disclosures made for the purposes of allocating contractual risk between the parties to the Merger Agreement instead of establishing these matters as facts; and may be subject to standards of materiality applicable to the contracting parties that differ from those applicable to investors. Investors should not rely on the representations, warranties and covenants or any descriptions thereof as characterizations of the actual state of facts or condition of the Company, the Merger Subs, Health Net or any of their respective subsidiaries or affiliates. Moreover, information concerning the subject matter of the representations, warranties and covenants may change after the date of the Merger Agreement, which subsequent information may or may not be fully reflected in the Company’s or Health Net’s public disclosures. The Merger Agreement should not be read alone, but should instead be read in conjunction with the other information regarding the Merger Agreement, the Mergers, Centene, Health Net, their respective affiliates and their respective businesses, that will be contained in, or incorporated by reference into, the joint proxy statement/prospectus that will be filed on Form S-4, as well as in the Forms 10-K, Forms 10-Q and other filings that each of Centene and Health Net make with the Securities and Exchange Commission (the “SEC”).

Voting Agreement

On July 2, 2015, the Company entered into a voting agreement with Jay M. Gellert, President and Chief Executive Officer of Health Net (the “Voting Agreement”), pursuant to which Mr. Gellert has agreed to vote his shares of Health Net Common Stock in favor of the transactions contemplated by the Merger Agreement.

A copy of the Voting Agreement is attached hereto as Exhibit 10.1 and is incorporated herein by reference. The foregoing description of the Voting Agreement does not purport to be complete and is qualified in its entirety by reference to the full text of the Voting Agreement.

Forward Looking Statements

This Current Report on Form 8-K contains certain forward-looking statements with respect to the financial condition, results of operations and business of Centene, Health Net and the combined businesses of Centene and Health Net and certain plans and objectives of Centene and Health Net with respect thereto, including the expected benefits of the proposed merger. These forward-looking statements can be identified by the fact that they do not relate only to historical or current facts. Forward-looking statements often use words such as “anticipate”, “target”, “expect”, “estimate”, “intend”, “plan”, “goal”, “believe”, “hope”, “aim”, “continue”, “will”, “may”, “would”, “could” or “should” or other words of similar meaning or the negative thereof. There are several factors which could cause actual plans and results to differ materially from those expressed or implied in forward-looking statements. Such factors include, but are not limited to, the expected closing date of the transaction; the possibility that the expected synergies and value creation from the proposed merger will not be realized, or will not be realized within the expected time period; the risk that the businesses will not be integrated successfully; disruption from the merger making it more difficult to maintain business and operational relationships; the risk that unexpected costs will be incurred; changes in economic conditions, political conditions, changes in federal or state laws or regulations, including the Patient Protection and Affordable Care Act and the Health Care Education Affordability Reconciliation Act and any regulations enacted thereunder, provider and state contract changes, the outcome of pending legal or regulatory proceedings, reduction in provider payments by governmental payors, the expiration of Centene’s or Health Net’s Medicare or Medicaid managed care contracts by federal or state governments and tax matters; the possibility that the merger does not close, including, but not limited to, due to the failure to satisfy the closing conditions, including the receipt of approval of both Centene’s stockholders and Health Net’s stockholders; the risk that financing for the transaction may not be available on favorable terms; and risks and uncertainties discussed in the reports that Centene and Health Net have filed with the SEC. These forward-looking statements reflect Centene’s and Health Net’s current views with respect to future events and are based on numerous assumptions and assessments made by Centene and Health Net in light of their experience and perception of historical trends, current conditions, business strategies, operating environments, future developments and other factors they believe appropriate. By their nature, forward-looking statements involve known and unknown risks and uncertainties because they relate to events and depend on circumstances that will occur in the future. The factors described in the context of such forward-looking statements in this announcement could cause Centene’s and Health Net’s plans with respect to the proposed merger, actual results, performance or achievements, industry results and developments to differ materially from those expressed in or implied by such forward-looking statements. Although it is believed that the expectations reflected in such forward-looking statements are reasonable, no assurance can be given that such expectations will prove to have been correct and persons reading this announcement are therefore cautioned not to place undue reliance on these forward-looking statements which speak only as of the date of this announcement. Neither Centene nor Health Net assumes any obligation to update the information contained in this announcement (whether as a result of new information, future events or otherwise), except as required by applicable law. A further list and description of risks and uncertainties can be found in Centene’s Annual Report on Form 10-K for the fiscal year ended December 31, 2014 and in its reports on Form 10-Q and Form 8-K as well as in Health Net’s Annual Report on Form 10-K for the fiscal year ended December 31, 2014 and in its reports on Form 10-Q and Form 8-K.

Additional Information and Where to Find It

The proposed merger transaction involving Centene and Health Net will be submitted to the respective stockholders of Centene and Health Net for their consideration. In connection with the proposed merger, Centene will prepare a registration statement on Form S-4 that will include a joint proxy statement/prospectus for the stockholders of Centene and Health Net to be filed with the SEC, and each will mail the joint proxy statement/prospectus to their respective stockholders and file other documents regarding the proposed transaction with the SEC. Centene and Health Net urge investors and stockholders to read the joint proxy statement/prospectus when it becomes available, as well as other documents filed with the SEC, because they will contain important information. Investors and security holders will be able to receive the registration statement containing the joint proxy statement/prospectus and other documents free of charge at the SEC’s web site, http://www.sec.gov. These documents can also be obtained (when they are available) free of charge from Centene upon written request to the Investor Relations Department, Centene Plaza 7700 Forsyth Blvd. St. Louis, MO 63105, (314) 725-4477 or from Centene’s website, http://www.centene.com/investors/, or from Health Net upon written request to the Investor Relations Department, Health Net, Inc. 21650 Oxnard Street Woodland Hills, CA 91367, (800) 291-6911, or from Health Net’s website, www.healthnet.com/InvestorRelations.

Participants in Solicitation

Centene, Health Net and their respective directors and executive officers and other members of management and employees may be deemed to be participants in the solicitation of proxies from the respective stockholders of Centene and Health Net in favor of the merger. Information regarding the persons who may, under the rules of the SEC, be deemed participants in the solicitation of the respective stockholders of Centene and Health Net in connection with the proposed merger will be set forth in the joint proxy statement/prospectus when it is filed with the SEC. You can find information about Centene’s executive officers and directors in its definitive proxy statement for its 2015 Annual Meeting of Stockholders, which was filed with the SEC on March 16, 2015. You can find information about Health Net’s executive officers and directors in its definitive proxy statement for its 2015 Annual Meeting of Stockholders, which was filed with the SEC on March 26, 2015. You can obtain free copies of these documents from Centene and Health Net using the contact information above.

No Offer or Solicitation

This communication shall not constitute an offer to sell or the solicitation of an offer to sell or the solicitation of an offer to buy any securities, nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. No offer of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act of 1933, as amended, and otherwise in accordance with applicable law.

Item 9.01. Financial Statements and Exhibits

(d) Exhibits.

Exhibit Number	Description

2.1	Agreement and Plan of Merger, dated as of July 2, 2015, by and among Centene, Health Net, Chopin Merger Sub I, Inc., and Chopin Merger Sub II, Inc.

10.1	Voting Agreement, dated as of July 2, 2015, by and between Centene and Jay M. Gellert

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

CENTENE CORPORATION

Dated: July 7, 2015	By:	/s/ Keith H. Williamson
		Name:	Keith H. Williamson
		Title:	Executive Vice President, General Counsel and Secretary

EXHIBIT INDEX

Exhibit Number	Description

2.1	Agreement and Plan of Merger, dated as of July 2, 2015, by and among Centene, Health Net, Chopin Merger Sub I, Inc., and Chopin Merger Sub II, Inc.

10.1	Voting Agreement, dated as of July 2, 2015, by and between Centene and Jay M. Gellert